Exhibit 99.22

CREAM MINERALS LTD.

Suite 1400 – 570 Granville Street

Vancouver, BC  V6C 3P1

www.creamminerals.com

TSX Venture Exchange Symbol: CMA

May 27, 2011

U.S. 20-F Registration: 000-29870

OTC BB: CRMXF

Frankfurt Stock Exchange: DFL

CREAM MINERALS LTD. BOARD OF DIRECTORS

APPROVES ADOPTION OF SHAREHOLDER RIGHTS PLAN

Vancouver,  BC  –  May  27,  2011  -  Cream  Minerals  Ltd.  (the  "Company")  announces  that  its  board  of directors  has  approved  the adoption of  a  Shareholder  Rights  Plan  (the  "Rights  Plan")  effective  as  at  May 24,  2011.    The  Rights  Plan  will  have  an  initial  term  which expires  at  the  annual  general  meeting  of shareholders  of  the  Company  to  be  held  in  2014,  unless  terminated  earlier.    The  Rights  Plan  may  be extended beyond 2014 by further resolution of shareholders at such meeting.

The  Rights  Plan  is  subject  to  the  approval  of  the  TSX  Venture  Exchange  and  ratification  by  shareholders which  will  be  sought  at  the  Company’s  upcoming  annual  general  and  special  meeting  of  shareholders  to be held on June 23, 2011.

The   Rights   Plan   has   been   implemented   by   way   of   a   rights   plan   agreement   (the   "Rights   Plan Agreement") between the Company and Computershare Investor Services Inc., as rights agent, which has been  designed  to  protect  shareholders  from  unfair,  abusive  or  coercive  take-over  strategies  including  the acquisition  of  control  of  the  Company  by  a  bidder  in  a  transaction  or  series  of  transactions  that  may  nottreat  all  shareholders  fairly  or  afford  all  shareholders  an  equal  opportunity  to  share  in  the  premium  paid upon  an  acquisition  of  control.   The  board  of  directors  of  the  Company  (the  "Board")  considers  that  the adoption  of  the  Rights  Plan  is  desirable  and  in  the  interests  of  all  of  the  Company's  shareholders.   The Rights  Plan  Agreement  was  adopted  to  provide  the  Board  with  sufficient  time,  in  the  event  of  a  public take-over  bid  or  tender  offer  for  the  common  shares  of  the  Company,  to  pursue  alternatives  which  couldenhance  shareholder  value.   These  alternatives  could  involve  the  review  of  other  take-over  bids  or  offers from  other  interested parties,  to  provide  shareholders  desiring  to  sell  the  Company's  common  shares  with the  best  opportunity  to  realize  the  maximum  sale  price  for  their  common  shares.    In  addition,  withsufficient  time,  the  Board  would  be  able  to  explore  and,  if  feasible,  advance  alternatives  to  maximize share  value  through  possible  corporate  reorganizations  or  restructuring.   The  directors  need  time  in  order to have any real ability to consider these alternatives.

Effective  as  of  May  24,  2011,  rights  (the  "Rights")  will  be  issued  and  attached  to  all  of  the  Company's outstanding  common  shares.   A  separate  rights  certificate  will  not  be  issued  until  such  time  as  the  Rights become  exercisable  (which  is  referred  to  as  the  "separation  time").   The  Rights  will  become  exercisable only  if a person, together with its affiliates, associates and joint actors, acquires or announces its intention to acquire beneficial ownership of the Company's common shares which when aggregated with its current holdings total 20% or more of the outstanding common shares of the Company (determined in the manner set out in the Rights Plan).  The Rights will permit the holder to purchase common shares of the Company at a 50% discount to their market price (as defined in the Rights Plan Agreement).

The  Rights  will  not,  however,  be  triggered  by  a  "Permitted  Bid"  which  is  defined  as  a  bid  which  is outstanding  for  a  minimum  of  60  days,  is  made  to  all  of  the  shareholders  of  the  Company  for  all  of their   common   shares   and,   subject   to   other   specified   conditions,   is   accepted   by   a   majority   of independent  shareholders  (as  detailed  in  the  Rights  Plan).

The  Company  has no knowledge of any pending or threatened takeover bids for the Company, and has no reason to believe that any takeover offer for the Company's shares is imminent.

Additional  details  regarding  the  Rights  Plan  will  be  provided  in  the  Information  Circular  that  will  be available  for  viewing  on  SEDAR  and  mailed  to  the  shareholders  of  the  Company  prior  to  the  Company's upcoming annual general meeting of shareholders.

For further information, please contact:

Michael E. O'Connor

President & CEO

Frank A. Lang

Chairman

Robert Paul

Investor Relations

Tel: (604) 687-4622 Fax: (604) 687-4212 Toll Free: 1-888-267-1400

Email: info@creamminerals.com

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.